UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)1

BlackRock Kelso Capital Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

092533108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒      Rule 13d-1(b)

☐      Rule 13d-1(c)

☐      Rule 13d-1(d)
________________________________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 092533108	Page 2 of 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Summer Street BRK Investors, LLC I.R.S. # 14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.00%

12.	TYPE OF REPORTING PERSON *

CO

Page 2 of 8 Pages

CUSIP No. 092533108	Page 3 of 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trustees of General Electric Pension Trust I.R.S. # 14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.00%

12.	TYPE OF REPORTING PERSON *

EP

Page 3 of 8 Pages

CUSIP No. 092533108	Page 4 of 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GE Asset Management Incorporated I.R.S. # 06-1238874

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.00%

12.	TYPE OF REPORTING PERSON *

IA, CO

Page 4 of 8 Pages

CUSIP No. 092533108	Page 5 of 8

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. # 14-0689340

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		None

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.00%

12.	TYPE OF REPORTING PERSON *

CO

* SEE INSTRUCTIONS BEFORE FILING OUT!

Page 5 of 8 Pages

CUSIP No. 092533108	Page 6 of 8

INTRODUCTORY NOTE:  This Amendment No. 2 amends the Schedule 13G filed on behalf of Summer Street BRK Investors, LLC, a Delaware limited liability company (“Summer Street”), General Electric Pension Trust, a trust organized under the laws of the State of New York (“GEPT”), General Electric Company, a New York corporation (“GE”), and GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE (“GEAM” and together with Summer Street, GEPT and GE, the “Reporting Persons”) on February 19, 2009, as amended on February 12, 2010 (the “Schedule 13G”).  Summer Street was the registered holder of shares of Common Stock of the Issuer.  GEPT is the sole member of Summer Street.  GEAM is a registered investment adviser and acts as Manager of Summer Street and investment manager for GEPT.  GEAM may previously have been deemed to be the beneficial owner of 4,800,000 shares of Common Stock of the Issuer owned by Summer Street, of 4,800,000 shares of Common Stock of the Issuer owned by GEPT, and of 4,800,000 shares of Common Stock of the Issuer owned by such other entities and accounts.  Summer Street, GEPT, GEAM and GE expressly disclaim that they are members of a “group.”  GE disclaimed beneficial ownership of all shares.

The Items from the Schedule 13G are hereby amended to read as follows:

Item 4	Ownership

	Summer Street	GEPT	GEAM	GE
(a) Amount beneficially owned	0	0	0	0
(b) Percent of class	0.00%	0.00%	0.00%	0.00%
(c) No. of shares to which person has
(i) sole power to vote or direct the vote	None	None	None	None
(ii) shared power to vote or direct the vote	0	0	0	0
(iii) sole power to dispose or to direct disposition	None	None	None	None
(iv) shared power to dispose or to direct disposition	0	0	0	0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 8 Pages

CUSIP No. 092533108	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               February 14, 2011

SUMMER STREET BRK INVESTORS, LLC
By:	GE Asset Management Incorporated, its Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ James W. Ireland III
Name: James W. Ireland III
Title: Vice President

Page 7 of 8 Pages

CUSIP No. 092533108	Page 8 of 8

  Schedule I

JOINT FILING AGREEMENT

This will confirm the agreement by and between all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of BlackRock Capital Corporation is being filed on behalf of each of the undersigned.

Date:               February 14, 2011

SUMMER STREET BRK INVESTORS, LLC
By:	GE Asset Management Incorporated, its Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC PENSION TRUST
By:	GE Asset Management Incorporated, its Investment Manager
By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Michael M. Pastore
Name: Michael M. Pastore
Title: Senior Vice President - Deputy Gen. Counsel & Asst. Secretary

GENERAL ELECTRIC COMPANY

By:	/s/ James W. Ireland III
Name: James W. Ireland III
Title: Vice President

Page 8 of 8 Pages